SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)

                              Winthrop Realty Trust
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                                (Name of Issuer)

               Common Shares of Beneficial Interest, $1 par value
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                         (Title of Class of Securities)

                                    976391102
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                                 (CUSIP Number)

                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                       4400 Biscayne Boulevard, 9th Floor
                                 Miami, FL 33137
                                 (305) 358-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 976391102
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,417,838.273*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,417,838.273*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,417,838.273*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%**

14.  TYPE OF REPORTING PERSON

     IA

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* The aggregate amount of shares beneficially owned by Fairholme Capital
Management, L.L.C. includes 400,000 shares of Series B-1 Cumulative Redeemable Preference Shares of Beneficial Interest issued on February 28, 2005 convertible into 2,222,222 Common Shares.

** This figure is based upon the number of outstanding shares reported by the issuer as of June 2, 2008, assuming conversion of the Series B-1 Cumulative Redeemable Preference Shares held by Fairholme Capital Management, L.L.C.

CUSIP No. 976391102
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     46,334

8.   SHARED VOTING POWER

     6,417,838.273*

9.   SOLE DISPOSITIVE POWER

     46,334

10.  SHARED DISPOSITIVE POWER

     6,417,838.273*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,464,172.273*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%**

14.  TYPE OF REPORTING PERSON

     IN, HC

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* The aggregate amount of shares beneficially owned by Bruce R. Berkowitz includes 400,000 shares of Series B-1 Cumulative Redeemable Preference Shares of Beneficial Interest issued on February 28, 2005 convertible into 2,222,222 Common Shares.

** This figure is based upon the number of outstanding shares reported by the issuer as of June 2, 2008, assuming conversion of the Series B-1 Cumulative Redeemable Preference Shares held by Bruce R. Berkowitz.

CUSIP No. 976391102
          ---------

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Item 1.  Security and Issuer.

The name of the issuer is Winthrop Realty Trust (the "Issuer"). The address of the Issuer's offices is P.O. Box 9507, 7 Bulfinch Place, Suite 500, Boston, Massachusetts 02114. This Schedule 13D Amendment relates to the Issuer's Common Shares of Beneficial Interest, $1 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme, the "Reporting Persons").

     The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

     Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to several investment funds, both public and private (the "Fairholme Funds").

     (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of the Fairholme Funds over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the Fairholme Funds' ordinary course of business.

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Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The
Schedule 13D to which this Amendment relates was originally filed because Bruce Berkowitz served on the board of directors of the Issuer. As Mr. Berkowitz no longer serves on the board of directors of the Issuer, the Reporting Persons will concurrently file a Schedule 13G in lieu of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 6,417,838.273 Shares (8.1)% of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 6,464,172.273 Shares (8.2%), based upon the 76,996,876 Shares outstanding as of June 2, 2008, according to the Issuer, assuming conversion of the Series B-1 Cumulative Redeemable Preference Shares held by the Reporting Persons.

     Fairholme has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 46,334 Shares to which this filing relates. The Reporting Persons have the shared power to vote or direct the vote of 6,417,838.273 Shares (of which 2,222,222 of those shares of common stock are attributed as beneficially owned due to the potential future conversion to common stock of 400,000 shares of Series B-1 Cumulative Redeemable Preference Shares of Beneficial Interest issued on February 28, 2005.)

     Fairholme has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 46,334 Shares to which this filing relates. The Reporting Persons have the shared power to dispose or direct the disposition of 6,417,838.273 Shares (of which 2,222,222 of those shares of common stock are attributed as beneficially owned due to the potential future conversion to common stock of 400,000 shares of Series B-1 Cumulative Redeemable Preference Shares of Beneficial Interest issued on February 28, 2005.)

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the 60 days prior to March 12, 2008 by the Reporting Persons are set forth in Exhibit B and were effected in private sales.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A      An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Exhibit B      A description of the transactions in the Shares that were
               effected by the Reporting Persons during the 60 days prior to March 12, 2008 is filed herewith as Exhibit B.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2008
-----------------------
(Date)


/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz


Fairholme Capital Management, L.L.C.

By: /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member

                                                                       Exhibit A

                                    AGREEMENT
                                    ---------

          The undersigned agree that this Schedule 13D Amendment dated June 13, 2008 relating to the Common Shares of Beneficial Interest, par value $1 of Winthrop Realty Trust shall be filed on behalf of the undersigned.


/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz


Fairholme Capital Management, L.L.C.

By: /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member

June 13, 2008

                                                                       Exhibit B

               Transactions in the Shares -- The Reporting Persons

Shares were received in a Dividend Reinvestment Plan at a 2% discount.

                                Trade                 Unit
                                Date      Quantity    Price        Amount
                                ----      --------    -----        ------

                Purchase     1/15/2008   14,260.116   $ 5.07   $  73,796.10

                Purchase     1/15/2008   39,489.554   $ 5.07   $ 204,358.44

                Purchase     1/15/2008   12,263.183   $ 5.07   $  63,461.97

                Purchase     1/15/2008   33,959.581   $ 5.07   $ 175,740.83

                Purchase     1/15/2008     704.460    $ 5.07   $  3,645.58

                Purchase     1/15/2008   1,950.814    $ 5.07   $ 10,095.46


SK 22146 0001 891445